UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

SPECIALTY LABORATORIES, INC.

(Name of the Issuer)

Specialty Laboratories, Inc.

AmeriPath Group Holdings, Inc.

AmeriPath Holdings, Inc.

AmeriPath, Inc.

Welsh, Carson, Anderson & Stowe IX, L.P.

WCAS IX Associates LLC

Specialty Family Limited Partnership

James B. Peter

Deborah A. Estes

(Names of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

84749R100

(CUSIP Number of Class of Securities)

Specialty Laboratories, Inc. 27027 Tourney Road Valencia, California 91355 Attention: Jarod T. Moss Tel: (561) 712-7383	Welsh, Carson, Anderson & Stowe IX, L.P. 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: D. Scott Mackesy Tel: (212) 893-9500	Specialty Family Limited Partnership c/o Specialty Laboratories, Inc. 27027 Tourney Road Valencia, California 91355 Attention: James B. Peter (800) 421-7110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Spencer D. Klein, Esq. Gregory D. Puff, Esq. O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 Tel: (212) 326-2000	Othon A. Prounis, Esq. Ropes & Gray LLP 45 Rockefeller Plaza New York, New York 10111 Tel: (212) 841-5700	Theodore A. Guth, Esq. Guth Christopher LLP 10866 Wilshire Blvd., Ste. 1250 Los Angeles, California, 90024 Tel: (310) 234-6939

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Proposed Maximum Aggregate Value of Transaction*	Amount Of Filing Fee**
$207,136,462.00	$24,379.96

* Calculated solely for purposes of determining the filing fee. The transaction value was determined based on the sum of (a) an aggregate cash payment of $197,601,437.00 for the proposed per share cash payment of $13.25 for 14,913,316 outstanding shares of common stock and (b) an aggregate cash payment of $9,535,025.00 to holders of unvested shares of common stock and outstanding options to purchase common stock with an exercise price less than $13.25 per share.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$24,379.96

Form or Registration No.:	Preliminary Proxy Statement

Filing Party:	Specialty Laboratories, Inc.

Date Filed:	November 4, 2005

Introduction

This Amendment No. 3 (this “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2005 (as amended, the “Statement”) is being filed with the SEC by the following persons: (a) Specialty Laboratories, Inc., a California corporation (the “Issuer”); (b)(i) AmeriPath Group Holdings, Inc., a Delaware corporation (“Group Holdings”), (ii) AmeriPath Holdings, Inc., a Delaware corporation (“Holdings”), (iii) AmeriPath, Inc., a Delaware corporation (“AmeriPath”), (iv) Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership (“Welsh Carson”), and (v) WCAS IX Associates LLC, a Delaware limited liability company; and (c) James B. Peter (a former member of the Issuer’s board of directors), Deborah A. Estes (a former member of the Issuer’s board of directors), and the Specialty Family Limited Partnership. This Final Amendment is being filed pursuant to Rule 13E-3 to amend and supplement the Statement and report the results of the transaction which is the subject of the Statement.

This Final Amendment relates to the Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of September 29, 2005, among Holdings, AmeriPath, the Issuer and Silver Acquisition Corp., a California corporation and a wholly owned subsidiary of AmeriPath (“Acquisition Corp.”), pursuant to which Acquisition Corp. was merged with and into the Issuer with the Issuer continuing as the surviving corporation (the “Merger”). Simultaneously with the execution of the Merger Agreement, Holdings, Group Holdings, Aqua Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Group Holdings, Welsh Carson and certain other stockholders of Holdings and certain stockholders of the Issuer entered into a Subscription, Merger and Exchange Agreement (as amended, restated or otherwise modified, the “SME Agreement”). The Specialty Family Limited Partnership and certain other affiliates of James B. Peter and members of the Peter family were stockholders of the Issuer that were party to the SME Agreement (collectively, the “continuing investors”). Pursuant to the SME Agreement, among other things, (a) Group Holdings issued shares of common stock to Welsh Carson and certain of the other stockholders of Holdings in exchange for cash and shares of Holdings common stock, (b) Group Holdings issued shares of common stock to the continuing investors in exchange for a portion of the shares of the Issuer’s common stock held by the continuing investors, and (c) Aqua Acquisition Corp. was merged with and into Holdings, with Holdings continuing as the surviving corporation. Simultaneously with the execution of the Merger Agreement, Holdings, the continuing investors and certain affiliates of the continuing investors entered into a voting agreement (the “Voting Agreement”) pursuant to which, among other things, the continuing investors and such affiliates agreed to vote in favor of the Merger and to vote against competing transactions unless the Merger Agreement is terminated.

Item 15.	Additional Information

Regulation M-A Item 1011 (b)

Item 15(b) is hereby amended and supplemented to include the following:

(b) Other Material Information. On January 30, 2006, at a special meeting of the Issuer’s stockholders, (i) the holders of a majority of the outstanding shares of common stock of the Issuer entitled to vote and (ii) the holders of a majority of the outstanding shares of common stock of the Issuer not held by the continuing investors or their affiliates or by the directors of the Issuer voted affirmatively to approve the Merger Agreement and the Merger.

On January 31, 2006, the Merger and the transactions contemplated by the SME Agreement were consummated. At the effective time of the Merger, each share of the Issuer’s common stock issued and outstanding (other than shares held in the treasury of the Issuer, shares held by Holdings or any direct or indirect wholly owned subsidiary of Holdings or the Issuer or held by stockholders who were entitled to and who properly exercised dissenters’ rights under California law) was converted into the right to receive $13.25 in cash. In addition, each option under the Issuer’s stock option plans, except as provided in an applicable agreement with the optionee, was canceled in exchange for an amount in cash determined by multiplying (i) the excess of $13.25 over the per share exercise price of the option by (ii) the number of shares of the Issuer’s common stock subject to the option, less applicable withholding taxes. All unvested shares of the Issuer’s common stock issued and outstanding immediately prior to the effective time of the Merger became fully vested as of the effective time of the Merger. Upon completion of the Merger, current stockholders of the Issuer, other than the continuing investors, ceased to have ownership interests in the Issuer or rights as stockholders. Upon consummation of the transactions contemplated by the SME Agreement and the Merger Agreement, the Issuer became a wholly owned subsidiary of AmeriPath and Holdings, the parent company of AmeriPath, became a wholly owned subsidiary of Group Holdings. Group Holdings is owned by Welsh Carson, its co-investors, the continuing investors and certain other former stockholders of Holdings.

One February 6, 2006, the Issuer filed a Form 15 with the SEC in order to deregister its common stock under the Securities Exchange Act of 1934, as amended.

Item 16.	Exhibits

Regulation M-A Item 1016 (a)

Item 16 is hereby amended and supplemented by the addition of the following exhibit thereto:

(a	)(7)	Press release issued by AmeriPath, Inc., dated as of January 31, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by AmeriPath, Inc. with the Securities and Exchange Commission on February 3, 2006.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPECIALTY LABORATORIES, INC.

By:	/s/ David L. Redmond
Name: David L. Redmond
Title: Vice President

AMERIPATH HOLDINGS, INC.

By:	/s/ David L. Redmond
Name: David L. Redmond
Title: Chief Financial Officer

AMERIPATH GROUP HOLDINGS, INC.

By:	/s/ David L. Redmond
Name: David L. Redmond
Title: Chief Financial Officer

AMERIPATH, INC.

By:	/s/ David L. Redmond
Name: David L. Redmond
Title: Chief Financial Officer

WELSH, CARSON, ANDERSON & STOWE IX, L.P.

By:	WCAS IX Associates LLC, its General Partner

By:	/s/ Paul B. Queally
Name: Paul B. Queally
Title: Manager

WCAS IX ASSOCIATES LLC

By:	/s/ Paul B. Queally
Name: Paul B. Queally
Title: Manager

JAMES B. PETER, M.D.

/s/ James B. Peter, M.D.

DEBORAH A. ESTES

/s/ Deborah A. Estes

SPECIALTY FAMILY LIMITED PARTNERSHIP

By:	/s/ James B. Peter, M.D.
Name: James B. Peter, M.D.
Title: Managing General Partner (as co-trustee of the Peter Family Revocable Trust)

By:	/s/ Joan C. Peter
Name: Joan C. Peter
Title: General Partner (as co-trustee of the Peter Family Revocable Trust)

By:	/s/ Deborah A. Estes
Name: Deborah A Estes
Title: General Partner

EXHIBIT INDEX

(a)(1)	Letter to Stockholders of Specialty Laboratories, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 23, 2005.

(a)(2)	Notice of Special Meeting of the Stockholders of Specialty Laboratories, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 23, 2005.

(a)(3)	Preliminary Proxy Statement of Specialty Laboratories, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 23, 2005.

(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 23, 2005.

(a)(5)	Press release issued by Specialty Laboratories, Inc. dated as of September 30, 2005, incorporated herein by reference to the Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on September 30, 2005.

(a)(6)	Certain preliminary draft presentation materials dated July 12, 2005, provided to the Special Committee and the Board of Directors of Specialty Laboratories, Inc. on September 28, 2005.

(a)(7)	Press release issued by AmeriPath, Inc., dated as of January 31, 2006, incorporated herein by reference to the Current Report on Form 8-K filed by AmeriPath, Inc. with the Securities and Exchange Commission on February 3, 2006.

(b)(1)	Commitment Letter dated as of September 29, 2005 by and among AmeriPath, Inc., Wachovia Bank, National Association, Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Deutsche Bank Trust Company Americas and UBS Loan Finance LLC.

(c)(1)	Opinion of J.P. Morgan Securities Inc. dated as of September 29, 2005, incorporated herein by reference to Appendix B to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 23, 2005.

(c)(2)	Presentation of J.P. Morgan Securities Inc. to the Board of Directors of Specialty Laboratories, Inc. dated as of September 28, 2005.

(d)(1)	Agreement and Plan of Merger dated as of September 29, 2005 among AmeriPath Holdings, Inc., AmeriPath, Inc. Specialty Laboratories, Inc. and Silver Acquisition Corp., incorporated herein by reference to Appendix A to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 23, 2005.

(d)(2)	Voting Agreement dated as of September 29, 2005 among AmeriPath Holdings, Inc. and the continuing investors, incorporated herein by reference to Appendix D to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 23, 2005.

(d)(3)	Subscription, Merger and Exchange Agreement dated as of September 29, 2005 among AmeriPath Holdings, Inc., AmeriPath Group Holdings, Inc., Aqua Acquisition Corp., certain stockholders of AmeriPath Holdings, Inc. party thereto and certain stockholders of Specialty Laboratories, Inc. party thereto, incorporated herein by reference to Appendix E to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 23, 2005.

(f)(1)	Chapter 13 of the California General Corporation Law, incorporated herein by reference to Appendix C to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 23, 2005.

(g)(1)	None.

(h)(1)	None.